December 19, 2008

By EDGAR

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	AllianceBernstein Holding L.P. Form 10-K for the fiscal year ended December 31, 2007, as filed February 25, 2008 File No. 001-09818

Dear Ms. Long:

We are responding to your comment letter dated December 5, 2008 concerning the Form 10-K filed on February 25, 2008 (“2007 Form 10-K”) by AllianceBernstein Holding L.P. (“Holding”), which includes the consolidated financial statements of AllianceBernstein L.P. (“AllianceBernstein”).  The words “we”,  “our” and “firm” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your letter and the questions stated therein and have set forth our responses directly beneath each question.

United States Securities and Exchange Commission
Ms. Pamela Long

We note your response to comments 4 and 5 in our letter dated September 30, 2008 that the formulas by which you derive the caps for bonus pools are not relevant to an understanding of how you determine incentive compensation.  However, it is still unclear how the compensation committee calculated cash bonuses and deferred compensation for each executive officer.  Note that under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation.

Therefore, please tell us, with a view toward future disclosure

•
how the compensation committee determined the aggregate amount of incentive compensation available.  Include in your discussion the specific firm financial performance measures that were analyzed.  Also disclose the formula by which annual cash bonuses and deferred compensation awards are capped.

Response:

As we stated in our response to your letter dated September 30, 2009 (“Initial Response”), the aggregate amount of incentive compensation – that is, the amount available to pay annual cash bonuses and make deferred compensation awards – is determined on a discretionary basis and is primarily a function of our firm’s financial performance.

The formulas used to calculate the maximum amounts of total cash bonuses and total deferred compensation awards for all AllianceBernstein employees for 2007 are set forth below (in millions):

United States Securities and Exchange Commission
Ms. Pamela Long

	Cash Bonus Amounts	Deferred Compensation Amounts

Consolidated Operating Income	$1,398	$1,398
Add: total incentive compensation expense	736	736
Add: amortization of intangibles	21	21
Add: non-operating income	16	16
Operating Income Before Incentive Compensation	$2,171	$2,171

Total operating income before incentive compensation
Less: brokerage operating income	132	132
Total asset management operating income	$2,039	$2,039
Calculated Cash @ 22.2% & Deferred @ 14.8%	$452	$302

Brokerage Business Revenues	$427	$427
Calculated Cash @ 16.56% & Deferred @ 6.44%	$71	$27

Total calculated maximum incentive compensation	$523	$329

Total incentive compensation awarded to employees	$428	$319

Because incentive compensation decisions are made prior to the end of the calendar year, the calculations used to derive the maximum amounts of cash bonuses and deferred compensation awards are based on estimates made by management of AllianceBernstein’s operating income and other items considered for the full year.  The amounts of the total incentive compensation listed above, were approved by the Compensation Committee on December 7, 2007.  As we have stated in the 2007 Form 10-K under “Compensation Discussion and Analysis – Overview of Compensation Philosophy and Program” (page 101), in the past three years, we have granted incentive compensation awards that, in the aggregate, were significantly less than the incentive compensation amounts.

United States Securities and Exchange Commission
Ms. Pamela Long

•	Then explain how the cash bonuses and deferred compensation were calculated for each executive officer, as listed in columns (d) and (i) of the summary compensation table on page 105.

Response:

We have set forth below the process by which incentive compensation was determined in 2007 for each of the named executive officers (other than Mr. Sanders).

We do not utilize quantitative formulas when determining each named executive officer’s compensation, but rather rely on our judgment about each executive’s performance and whether each particular payment or award provides an appropriate reward for the current year’s performance.  We begin this process by calculating the maximum amount of total incentive compensation amounts available for a particular year (as more fully explained above).  We then consider a number of key factors for each of the named executive officers (other than Mr. Sanders, who, pursuant to his employment agreement, receives a deferred compensation award equivalent to not less than 1% of AllianceBernstein’s consolidated operating income before incentive compensation).  These factors include: total compensation paid to the named executive officer in the previous year; the increase or decrease in the current year’s maximum incentive compensation amounts; the named executive officer’s performance compared to individual business and operational goals established at the beginning of the year; the nature, scope, and level of responsibilities of the named executive officer; the contribution to our overall financial results; and the contribution of the executive’s business unit to the company’s fiduciary culture in which clients’ interests are paramount.  Additionally, as stated in our Initial Response, we also use the data provided by McLagan Partners to benchmark the total compensation paid to each of our named executive officers.

This process, which is conducted by the Chief Executive Officer and the President, results in specific incentive compensation recommendations by them to the Compensation Committee supported by the factors considered.  The Compensation Committee then makes the final incentive compensation decisions.

United States Securities and Exchange Commission
Ms. Pamela Long

In our answer to question 4 in the Initial Response, we detail each element of the business and operational goals established for each of our named executive officers in order to determine their cash bonuses.  In our answer to question 5 in the Initial Response, we describe how deferred compensation is awarded to each of the named executive officers.

We also note your response describing the executive officers’ business and operational goals.  However, on page 102 of the Form 10-K, you disclose that in addition to management’s evaluation of each executive’s performance, cash bonuses are based on the performance of the executive’s business unit or function, compared to business and operational goals established at the beginning of the year.  Please clarify whether the compensation committee analyzed any additional target amounts or quantifiable goals relating to the firm’s business units in determining each executive officer’s cash bonus.

Response:

In the 2007 Form 10-K under “Compensation Discussion and Analysis – Overview of Compensation Philosophy and Program” (page 102), we state that one of the factors considered by management when determining executive officer compensation is the performance of that executive officer’s performance compared to the operational and strategic goals established at the beginning of the year; the operational and strategic goals we consider are those of the executive officer and not of the executive officer’s business unit or function.  The Compensation Committee did not analyze additional target amounts or quantifiable goals relating to the firm’s business units in determining the cash bonus of each of the named executive officers (other than Mr. Sanders, who does not receive a cash bonus).

*                      *                      *

United States Securities and Exchange Commission
Ms. Pamela Long

If you have any questions, please do not hesitate to contact me at (212) 969-1646.

Sincerely,

/s/ Laurence E. Cranch
Laurence E. Cranch
Executive Vice President, General Counsel and Corporate Secretary
AllianceBernstein Holding L.P.